June 20, 2024

VIA EDGAR

Liz Packebusch and Laura Nicholson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Annual Report on Form 10-K

Filed April 17, 2024

Amendment No. 1 to Annual Report on Form 10-K

Filed April 19, 2024

File No. 001-41654

Dear Ms. Liz Packebusch and Ms. Laura Nicholson,

Clean Energy Technologies, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 6, 2024, relating to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) and Amendment No. 1 to the 2023 Annual Report. The Company is concurrently filing an Amendment No.2 to the 2023 Annual Report.

The Company also notes the Staff’s verbal comments relating to the annual report on Form 10-K for the fiscal year ended December 31, 2022, filed April 17, 2023 (the “2022 Annual Report”). The Company is concurrently filing an Amendment No.1 to the 2022 Annual Report.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Annual Report on Form 10-K filed April 17, 2024, as amended on April 19, 2024

General

1.	Please revise your filing, as applicable, to provide specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023. We note your related disclosures in your amended registration statement on Form S-3 (File No. 333-275127).

Response: We note the Staff’s comment and have added the requested disclosures, including a section titled “Disclosures Relating to Our Chinese Operations” before Part I of the Form 10-K/A and a section titled “Risks Related to Doing Business in China” under Item 1A. We have also added similar disclosures in the Amendment No. 1 to the 2022 Annual Report.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP